FILED PURSUANT TO RULE 424(B)(3)
                                                          FILE NUMBER: 333-77055

                                          SUPPLEMENT NO. 6 DATED MAY 31, 2000 TO
                                          BE USED  WITH  SUPPLEMENT  NO. 5 DATED
                                          MARCH 31,  2000 AND  PROSPECTUS  DATED
                                          AUGUST 3, 1999

                      SUPPLEMENT NO. 6 DATED MAY 31, 2000
                       TO PROSPECTUS DATED AUGUST 3, 1999


                              APPLE SUITES, INC.

     The following information supplements the prospectus of Apple Suites, Inc. dated August 3, 1999 and is part of the prospectus. THIS SUPPLEMENT NO. 6 RELATES TO MATTERS THAT HAVE CHANGED OR OCCURRED SINCE MARCH 21, 2000. OTHER IMPORTANT MATTERS WERE DISCUSSED IN SUPPLEMENT NO. 5, WHICH INCORPORATED AND REPLACED ALL PRIOR SUPPLEMENTS. THIS SUPPLEMENT DOES NOT INCORPORATE OR REPLACE ANY PRIOR SUPPLEMENT.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE PROSPECTUS, SUPPLEMENT NO. 5 AND THIS SUPPLEMENT.


                    TABLE OF CONTENTS FOR SUPPLEMENT NO. 6

    Status of the Offering ....................................................   S-2
    Recent Developments .......................................................   S-2
    Our Properties ............................................................   S-3
    Property Acquisition ......................................................   S-4
     Overview .................................................................   S-4
     Hotel Supplies and Franchise Fees ........................................   S-4
     Description of Financing .................................................   S-5
    Summary of Material Contracts .............................................   S-7
    Description of Property ...................................................   S-10
    Index to Management's Discussion and Analysis and to Financial Statements..   F-1

     The prospectus and the supplements contain forward-looking statements within the meaning of the federal securities laws which are intended to be covered by the safe harbors created by those laws. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of common shares,  our  ability  to  repay  or  refinance our significant short-term debt, future economic, competitive and market conditions and future business decisions. All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

                            STATUS OF THE OFFERING

     We completed the minimum offering of common shares at $9 per share on August 23, 1999. We are continuing the offering at $10 per common share in accordance with the prospectus.

     As of May 19, 2000, we had closed on the following sales of our common shares:




                                                               PROCEEDS NET OF SELLING
       PRICE PER           NUMBER OF             GROSS        COMMISSIONS AND MARKETING
     COMMON SHARE     COMMON SHARES SOLD       PROCEEDS           EXPENSE ALLOWANCE
    --------------   --------------------   --------------   --------------------------
    $       9             1,666,666.67       $15,000,000             $13,500,000
    $      10             2,862,737.00        28,627,370              25,764,633
                          ------------       -----------             -----------
           TOTAL          4,529,403.67       $43,627,370             $39,264,633
                          ============       ===========             ===========


     We have used the net proceeds of our offering to acquire, by deed or lease, a total of 12 extended-stay hotels. We hold these hotels directly or through wholly-owned subsidiaries. For simplicity, we will refer to these hotels as "our hotels." All of our hotels have franchises with Homewood Suites(Reg. TM) by Hilton, which is a registered service mark of Hilton Hotels Corporation.


                              RECENT DEVELOPMENTS

     As discussed in detail below, we have approximately $80 million in notes payable in connection with our hotels. Our goal is to pay these notes with the proceeds from our offering of common shares. Based on the current rate at which equity is being raised by the offering, we may need to seek other measures to repay these loans. We are holding discussions with several lenders to obtain financing for the hotels and are exploring both unsecured and secured financing arrangements.

     Although no firm financing commitments have been received, we believe, based on discussions with lenders and other market indicators, that we can obtain sufficient financing prior to the maturity of the notes, if necessary. Obtaining refinancing is dependent upon a number of factors, including: (a) continued operation of the hotels at or near current occupancy and room rate levels, as the hotel leases are based in part on a percentage of hotel suite income; (b) the general level of interest rates, including credit spreads for real estate based lending; and (c) general economic conditions.

     There is no assurance that we will obtain financing to repay our current outstanding debt. If we are unable to obtain such financing and if our offering proceeds are insufficient, we would be subject to a number of default remedies, including possible loss of the hotels through foreclosure. Depending on the terms of any financing we obtain and the progress of our offering, we may need to modify our borrowing policy, as described in the prospectus, of holding our properties on an all-cash basis over the long-term.

                                OUR PROPERTIES



            (Map of United States shows general location of hotels)


                               [GRAPHIC OMITTED]

        MONTH OF                     NAME                  TOTAL        MONTH OF                  NAME               TOTAL
        PURCHASE                   OF HOTEL               SUITES        PURCHASE                OF HOTEL             SUITES
    ----------------   -------------------------------   --------   ---------------   ---------------------------   -------
    September 1999     Dallas - Addison                     120     November 1999     Baltimore - BWI Airport          147
    September 1999     Dallas - Irving/Las Colinas          136     November 1999     Clearwater                       112
    September 1999     North Dallas - Plano                  99     November 1999     Detroit - Warren                  76
    September 1999     Richmond - West End                  123     November 1999     Salt Lake City - Midvale          98
    October 1999       Atlanta - Galleria/Cumberland        124     December 1999     Jackson - Ridgeland               91
    November 1999      Atlanta - Peachtree                   92     May 2000          Philadelphia/Great Valley        123
                                                                                                                   ---
                                                                                       TOTAL FOR ALL HOTELS      1,341
                                                                                                                 =====

                              PROPERTY ACQUISITION


OVERVIEW

     We acquired the Philadelphia/Great Valley hotel, an existing Homewood Suites(Reg. TM) by Hilton hotel, when we purchased a long-term leasehold interest in the hotel, which is substantially equivalent to acquiring ownership. This leasehold interest was purchased through an assignment and assumption of lease, dated as of May 8, 2000 with respect to a ground lease, dated as of July 1, 1996. The total purchase price was $15,489,000. We used the net proceeds from our offering of common shares to pay 25% of this total, or $3,872,250, at closing in cash. The balance of 75%, or $11,616,750, is being financed by the seller, Promus Hotels, Inc., as short-term or "bridge financing." The financing and the ground lease are described in further detail in other sections below.

     We made this purchase through a newly organized subsidiary, Apple Suites Pennsylvania Business Trust (a business trust organized under Pennsylvania law), based on business and tax planning considerations. We are the sole trustee and sole beneficiary of Apple Suites Pennsylvania Business Trust. The Philadelphia/Great Valley hotel has been leased to Apple Suites Management, Inc. under a master hotel lease agreement dated as of May 8, 2000.

     We paid a real estate commission on this purchase to Apple Suites Realty Group, Inc., as our real estate broker. This corporation is owned by Glade M. Knight, who is our president and chief executive officer. The total amount of the real estate commission was $309,780, which equals 2% of the total purchase price.


HOTEL SUPPLIES AND FRANCHISE FEES

     We have provided Apple Suites Management, Inc. with funds for the purchase of certain hotel supplies (such as sheets, towels and so forth) for the Philadelphia/Great Valley hotel. Apple Suites Management, Inc. is obligated to repay us under a promissory note made in the principal amount of $12,300. This promissory note provides for an annual interest rate of nine percent (9%), which would increase to twelve percent (12%) if a default occurs, and repayment in monthly installments. The first installment consists of interest only and has a due date of June 1, 2000. The remaining installments consist of principal and interest on an amortized basis. The maturity date is June 1, 2005.

     We have also provided Apple Suites Management, Inc. with funds for the payment of hotel franchise fees to Promus Hotels, Inc. Apple Suites Management, Inc. is obligated to repay us under a promissory note made in the principal amount of $55,350. This promissory note is substantially similar to the one described above, but has a maturity date of June 1, 2010.

DESCRIPTION OF FINANCING

     As indicated above, Promus Hotels, Inc. is financing 75% of the purchase price with respect to the Philadelphia/Great Valley hotel. This financing is substantially similar to the financing provided by Promus Hotels, Inc. when we purchased our other hotels. The amounts we owe to Promus Hotels, Inc. are evidenced by the following promissory notes:




                                   ORIGINAL
           MONTH OF                PRINCIPAL      ANNUAL RATE         DATE OF
       PROMISSORY NOTE              AMOUNT        OF INTEREST         MATURITY
-----------------------------   --------------   -------------   -----------------
     September 1999 .........    $26,625,000         8.5%         October 1, 2000
     October 1999 ...........    $ 7,350,000         8.5%         October 1, 2000
     November 1999 ..........    $30,210,000         8.5%        December 1, 2000
     December 1999 ..........    $ 4,384,500         8.5%         January 1, 2001
     May 2000 ...............    $11,616,750         8.5%         April 28, 2001
                                 -----------
        TOTAL ...............    $80,186,250
                                 ===========


     We   consider  the  financing  from  Promus  Hotels,  Inc.  to  be  "bridge financing" because of its short-term nature (that is, each promissory note reaches maturity within approximately one year of its date of execution). The promissory notes have several provisions in common, which include the following:

     o monthly interest payments, based on the actual number of days per month

     o our delivery of monthly notices to specify the net equity proceeds from our offering, which will be the intended source of principal payments, as explained below

     o our right to prepay the notes, in whole or in part, without premium or penalty

     o a late payment premium of four percent for any payment not made within 10 days of its due date

     Revenue from the hotels will be used to pay interest under the promissory notes we have made to Promus Hotels, Inc. This revenue will include lease payments made to us by Apple Suites Management, Inc. (or a subsidiary) under the master hotel lease agreements.

     The promissory notes contemplate that the "net equity proceeds" from our offering of common shares will be the source of our principal payments. As discussed above, however, we may need to seek alternate financing if the net equity proceeds are not sufficient for this purpose. The phrase "net equity proceeds" means the total proceeds from our offering of common shares, as reduced by selling commissions, a marketing expense allowance, closing costs, various fees and charges (legal, accounting, and so forth), a working capital reserve and a reserve for renovations, repairs and replacements of capital improvements.

     Under a letter agreement dated May 8, 2000, we are permitted to use such net equity proceeds to pay 25% of the purchase price for the leasehold interest in the Philadelphia/Great Valley hotel. Otherwise, to the extent that we have such net equity proceeds, we generally are obligated to make monthly principal payments under the promissory notes listed above.

     We have made all scheduled interest payments under the promissory notes. The aggregate amount of our interest payments through May 2000 is $2,948,444.

     To date, we have not made any principal payments under any of the promissory notes. There can be no assurance that the net equity proceeds from our offering of common shares will be sufficient to enable us to make all principal payments under the promissory notes when due. The following amounts would be due on the maturity dates of the promissory notes, assuming that interest payments continue to be made on schedule and that no payments of principal are made before those maturity dates:




               MONTH OF                   DATE OF           TOTAL DUE
           PROMISSORY NOTE               MATURITY          AT MATURITY
    -----------------------------   ------------------   --------------
         September 1999 .........    October 1, 2000      $26,811,010
         October 1999 ...........    October 1, 2000      $ 7,401,349
         November 1999 ..........   December 1, 2000      $30,421,056
         December 1999 ..........    January 1, 2001      $ 4,415,131
         May 2000 ...............    April 28, 2001       $11,697,908
                                                          -----------
                                               TOTAL      $80,746,454
                                                          ===========


     In the event of a default under the promissory notes, various remedies are available to Promus Hotels, Inc. under certain deeds of trust, which are described below.


                  [Remainder of Page Intentionally Left Blank]

                         SUMMARY OF MATERIAL CONTRACTS


DEEDS OF TRUST AND RELATED DOCUMENTS

     Each of our hotels, including the Philadelphia/Great Valley hotel, is encumbered. In general, the encumbrances consist of a mortgage on the hotel building and its underlying real property, a security interest in any personal property and an assignment of hotel rents and revenues, all in favor of Promus Hotels, Inc. (As described above, Promus Hotels, Inc. provided financing for our hotel purchases).

     These encumbrances are created by substantially similar documents having a variety of names, many of which depend on state law. For simplicity, we will refer to each of these documents as a "deed of trust." At each closing on a purchase with respect to a hotel or group of hotels, we further encumbered our other hotels with additional deeds of trust or with negative pledges. These additional encumbrances are designed to provide additional security for the earlier promissory notes.

     Each deed of trust corresponds to one of the promissory notes we made to Promus Hotels, Inc., and secures the payment of principal and interest under that promissory note. The encumbrance created by a particular deed of trust will terminate when its corresponding promissory note is paid in full. Other encumbrances created by additional deeds of trust or by negative pledges will remain in effect until the promissory notes to which they correspond are also paid in full.

     We are subject to various requirements under the deeds of trust. For instance, we must maintain adequate insurance on the hotels and we must not grant any further encumbrances, or make any further assignments of rents or leases, with respect to the hotels.

     Each deed of trust contains a substantially similar definition of events of default. In each case, the events of default include (without limitation) any default that occurs under any of the promissory notes or under another deed of trust, and any sale of the secured property without the prior consent of Promus Hotels, Inc. Upon any event of default, various remedies are available to Promus Hotels, Inc. Those remedies include, for example (a) declaring the entire principal balance under the promissory notes, and all accrued and unpaid interest, to be due and payable immediately; (b) taking possession of the secured property, including the hotels; and (c) collecting hotel rents and revenues, or foreclosing on the hotels, to satisfy unpaid amounts under the promissory notes. Each deed of trust requires us to pay any costs that may be incurred in exercising such remedies.

     Negative pledges apply to the three hotels in Florida, Maryland and Virginia. The negative pledges prohibit any transfer or further encumbrance of the hotels, in whole or in part, without the prior written consent of Promus Hotels, Inc. The negative pledges will terminate when our promissory notes to Promus Hotels, Inc. are paid in full.


GROUND LEASE

     The Philadelphia/Great Valley hotel is subject to a ground lease dated as of July 1, 1996. We caused Apple Suites Pennsylvania Business Trust, in our capacity as its sole trustee and sole beneficiary, to become the tenant under the ground lease. This result was achieved through an assignment and assumption of lease dated as of May 8, 2000. For purposes of applicable state law, the long-term leasehold interest is substantially equivalent to ownership and we expect to be treated as the owner of the hotel building. We intend to take depreciation deductions with respect to the hotel building for federal income tax purposes.

     The ground lease applies to the hotel building, as well as the underlying real property. The ground lease has an initial term of 30 years. The tenant has the option to extend the ground lease for three additional periods of 10 years each. When the ground lease expires, or is terminated in accordance with its terms, the tenancy for the land terminates and the building and other improvements become the property of the landlord. Therefore, unless we purchase the landlord's interest, we will not own the hotel past the term of the ground lease.

     The ground lease provides for annual rent, payable by the tenant in advance in monthly installments. The annual rent is $100,000 for each of the first five years (that is, until August 1, 2000). Every five years, the annual rent will be adjusted in proportion to the Consumer Price Index for the metropolitan Philadelphia area, but will not be less than $100,000 for any year.

     The tenant has certain obligations under the ground lease. For example, the tenant must operate the premises in accordance with applicable law and must maintain general public liability insurance on the premises. For a default that involves the tenant's failure to provide insurance and that continues for 10 days after written notice to the tenant, the landlord may arrange for substitute insurance at the tenant's expense. Furthermore, because a hotel has been constructed on the premises, the permitted uses of the premises during the first 10 years under the ground lease are limited to hotel and related uses.

     Under the ground lease, the tenant has 30 days after written notice to cure any payment default under the ground lease, and 60 days after written notice to cure any other default. If the default cannot be cured in 60 days, the cure period will be extended if the tenant promptly begins to cure the default and diligently continues to do so. In general, if a default occurs and is not cured within the appropriate time period, the landlord's remedies include terminating the ground lease and requiring the tenant to vacate the premises. If the landlord terminates the ground lease following any uncured default, we will remain obligated to pay the full amount of the remaining purchase price to Promus Hotels, Inc. under the promissory note dated as of May 8, 2000, even though we will not be receiving further revenues with respect to the hotel.

     If the landlord wishes to sell the premises and the tenant is not in default, the landlord must notify the tenant in writing and grant it the first option to purchase the premises. If this option is declined, the landlord may sell the premises within six months, but the terms and conditions of the sale cannot be materially more favorable to the buyer than those offered to the tenant.


MASTER HOTEL LEASE AGREEMENT

     We have caused the tenant under the ground lease to further lease the Philadelphia/Great Valley hotel to Apple Suites Management, Inc. pursuant to a master hotel lease agreement dated as of May 8, 2000. This agreement is substantially similar to the master hotel lease agreements, dated as of September 20, 1999, that apply to our other hotels.

     The agreement provides for an initial term of 10 years. Apple Suites Management, Inc. has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. The master hotel lease agreement provides that Apple Suites Management, Inc. will pay an annual base rent, a quarterly percentage rent and a quarterly sundry rent. Each type of rent is explained below.

     Annual base rent is payable in advance in equal monthly installments. Beginning in 2001, the base rent will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rent for the Philadelphia/Great Valley hotel is currently $942,375.

     Percentage rent is payable quarterly. Percentage rent depends on a formula that compares fixed "suite revenue breakpoints" with a portion of "suite revenue," which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). Beginning in 2001, the suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The suite revenue breakpoints for the second, third and fourth quarters of 2000 are $196,669, $529,219 and $861,769, respectively. Suite revenue breakpoints (before adjustment) have been determined for the first quarter of the remaining years during the initial term of the master hotel lease agreement. The suite revenue breakpoints for subsequent quarters are determined by multiplying the first quarter values by two, three or four, respectively. The following table shows the other suite revenue breakpoints for the first quarter for 2001 through 2009, before any adjustment due to the Consumer Price Index:


                SUITE REVENUE BREAKPOINTS FOR THE FIRST QUARTER

    2001          2002          2003          2004          2005          2006          2007          2008          2009
-----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------
$300,219       $309,456      $323,313      $332,550      $341,700      $351,025      $360,263      $369,500      $378,738

     Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus
(b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date.

     The sundry rent is payable quarterly and equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

OTHER AGREEMENTS

     The Philadelphia/Great Valley hotel is subject to a license agreement and a management agreement with Promus Hotels, Inc. We have entered into an environmental indemnity agreement with Promus Hotels, Inc., as well as a comfort letter agreement regarding the lease with Apple Suites Management, Inc. and certain other issues. These agreements are substantially similar to agreements that exist with respect to our other hotels.

                            DESCRIPTION OF PROPERTY


OVERVIEW

     Each of our hotels is an extended-stay hotel, and is licensed to operate under a franchise with Homewood Suites(Reg. TM) by Hilton. We believe that the majority of the guests at our hotels during the past 12 months have been business travelers. We expect this pattern to continue.

     Each suite consists of a bedroom and a living room, with an adjacent kitchen area. The basic suite is known as a "Homewood Suite," which generally has one double or king-size bed. Larger suites, known as "Master Suites" or "Extended Double Suites" are also available. These suites have larger rooms, with either one king-size bed or two smaller beds. The largest suites contain two separate bedrooms. Wheelchair-accessible suites are available at each hotel.

     The suites have many features and amenities in common. Most suites have ceiling fans and two color televisions (one in the bedroom and one in the living room). Some suites have fireplaces. Typical living room furniture includes a sofa (often a fold-out sleeper sofa), coffee table and work/dining table with chairs. Some living rooms contain a recliner and a videocassette player. The kitchens vary, but generally have a microwave, refrigerator, dishwasher, coffee maker and stove, together with basic cookware and utensils.

     The hotel are marketed, in part, through the web site for Homewood Suites(Reg. TM) by Hilton (http://www.homewood-suites.com), which is generally available 24 hours a day, seven days a week, around the world. Reservations may be made directly through the web site. The reservation system and the web site are linked to, and cross-marketed with, the reservation systems and web sites for other hotel franchises that are owned and operated by Hilton Hotels
Corporation. Such cross-marketing may affect occupancy at our hotels by directing travelers toward, or away from, Homewood Suites(Reg. TM) by Hilton.

     Our hotels were actively conducting business at the time of purchase. We believe that the purchases were conducted without materially disrupting any daily hotel operations. During the past 12 months, the hotels have been covered with property and liability insurance, and we have arranged to continue such coverage. We believe our hotels are adequately covered by insurance.


PHILADELPHIA/GREAT VALLEY

     The   Philadelphia/Great   Valley  hotel  has  a  franchise  with  Homewood
Suites(Reg. TM) by Hilton and is located on a 4.1 acre site at 12 East Swedesford Road, Malvern, Pennsylvania 19355. The hotel is approximately 22 miles from downtown Philadelphia and 25 miles from the Philadelphia International Airport.

     The hotel opened in January 1998. It was constructed with a masonry frame and has a sand stucco exterior finish. The hotel consists of a single four-story building. The hotel contains 123 suites, which have a combined rentable area of 63,600 square feet. The following types of suites are available:

    TYPE OF SUITE                          NUMBER AVAILABLE   SQUARE FEET/PER SUITE
    ------------------------------------- ------------------ ----------------------
      Master Suite ......................         95                  500
      Homewood Suite ....................         21                  500
      Two-Bedroom Suite .................          7                  800


     The hotel offers a 40-seat breakfast/lounge area, a meeting room that accommodates 25 to 30 people, and a business center that offers guests the use of a personal computer, a photocopier and an electric typewriter. Recreational facilities include an outdoor pool, a whirlpool and an exercise room. The hotel also contains a guest convenience store and laundry. The hotel has its own parking lot with 136 spaces. The hotel provides complimentary shuttle service within a 5-mile radius.

     We believe that the hotel has been well maintained and is generally in very good condition. Over the next 12 months, we plan to spend approximately $100,000 on renovations or improvements. We expect that the principal renovations and improvements will include the addition of exterior lighting and the replacement or repair of sofas, interior doors and kitchen flooring. We expect to pay for the costs of these renovations and improvements with proceeds from our ongoing offering of common shares.

     During 2000 (through April 30), the average stay at the hotel has been approximately five nights, and approximately 59% of the guests have stayed for five nights or more. In general, occupancy at the hotel is not significantly affected by seasonal variations. The following table shows average daily occupancy rates, expressed as a percentage, since the opening of the hotel:


                         AVERAGE DAILY OCCUPANCY RATE

                                    2000
        1998          1999       (THROUGH APRIL 30)
    ------------   ----------   -------------------
        66.7%         76.4%            74.4%


     During 2000 (through April 30), the average daily rate per suite has been $122.01, and the average daily net revenue per suite has been $90.79. As explained above, revenues from the hotel, including lease revenue that is paid to us under the master hotel lease agreement, will be used to pay interest due under the promissory note dated as of May 8, 2000. Our goal is to use the proceeds of our offering of common shares to make principal payments. There can be no assurance, however, the proceeds of the offering will be sufficient for this purpose. Assuming that no principal payments are made until the maturity of the promissory note, and that the hotel continues to have the level of net revenue specified above, approximately 24.2% of the hotel's revenue would be needed to cover its portion of the interest payments.

     The hotel's current rate structure is based on length of stay and type of suite, as summarized below:

    LENGTH OF STAY
    (NUMBER OF NIGHTS)               HOMEWOOD     MASTER     TWO BEDROOM
    -----------------------------   ----------   --------   ------------
       1 to 4 ...................      $145        $145         $194
       5 to 11 ..................       129         129          185
      12 to 29 ..................       124         124          179
      30 or more ................        99          99          159


     The hotel offers a weekend discount. This discount varies by type of suite and generally reduces the basic rate by 38%. The weekend discount is not available to guests who stay for five nights or more. The hotel also offers discounts to guests who stay under certain corporate accounts. These discounts are often negotiated with the corporate customer and vary from account to account. We estimate that approximately 43% of the hotel's guests during 2000 (through April 30) received a corporate discount.

     The chief corporate accounts (as designated in the hotel's records) include: SAP, Astra Zeneca, Vanguard, Shared Medical Systems, Centocor, Unisys, Wyeth, Supplyforce.com, Decision One, and SCT (Systems/Computer Training).
During 2000 (through April 30), the 10 largest corporate accounts were responsible for approximately 43% of the hotel's occupancy. There can be no assurance, however, that the hotel will continue to receive significant occupancy, or any occupancy, from the corporate accounts identified above.

     The table below shows the average effective annual rental per square foot since the opening of the hotel:

                                       2000
         1998           1999       (ANNUALIZED)
    -------------   -----------   -------------
     $  52.85        $ 59.58       $ 63.72


     The depreciable real property component of the hotel, based upon our long-term leasehold interest, has a currently estimated Federal tax basis of $14,898,789 and will be depreciated using the straight-line method over a life of 39 years (or less, as permitted by the Internal Revenue Code). The basis of the personal property component of the hotel will be depreciated in accordance with the modified accelerated cost recovery system of the Internal Revenue Code.

     The following table summarizes the hotel's real estate tax information for 2000:

    TAX                                           ASSESSED       TAX RATE      AMOUNT
    JURISDICTION                                    VALUE      (PER $1000)     OF TAX
    ------------------------------------------ -------------- ------------- -----------
             School District .................  $14,248,760   11.670         $166,283
             County of Chester ...............   14,248,760    3.014           42,946
             East Whiteland Township .........   14,248,760    0.445            6,341
                                                                             --------
                                                                  TOTAL      $215,570
                                                                             ========


     We estimate that the annual property tax on the expected improvements will be approximately $1,600 or less.

     At least seven competing hotels are located within eight miles of the hotel. (The names of the competing franchises, as listed below, may be registered as service marks or trade names.) Of these competing hotels, two are newer than the hotel. The newer competing hotels have franchises with Choice Hotels and Hampton Inn. The other competing hotels have franchises with Marriott (in two cases), Sheraton, Summerfield Suites and Wyndham. We believe that the rates charged by our hotel are generally competitive with the rates charged by these other hotels. We are aware of ongoing or proposed construction for two other extended-stay hotels within approximately six miles of the hotel. We expect these new hotels to be franchised with Residence Inn and Springhill Suites.

                              APPLE SUITES, INC.


                   INDEX TO FINANCIAL STATEMENTS (UNAUDITED)




                                                                                                  PAGE
                                                                                                 -----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS ...................................................................   F-2
APPLE SUITES, INC.
   Consolidated Balance Sheets as of March 31, 2000 and December 31, 1999 ....................   F-5
   Consolidated Statement of Operations for the three months ended March 31, 2000 ............   F-6
   Consolidated Statement of Shareholders' Equity for the three months ended March 31, 2000...   F-6
   Consolidated Statement of Cash Flows for the three months ended March 31, 2000 ............   F-7
   Notes to Consolidated Financial Statements ................................................   F-8
APPLE SUITES MANAGEMENT, INC.
   Consolidated Balance Sheets as of March 31, 2000 and December 31, 1999 ....................   F-13
   Consolidated Statement of Operations for the three months ended March 31, 2000 ............   F-14
   Consolidated Statement of Cash Flows for the three months ended March 31, 2000 ............   F-14
   Notes to Consolidated Financial Statements ................................................   F-15


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
        (By Apple Suites, Inc. for the Dates or Periods, as Applicable,
               Addressed by the Following Financial Statements)


GENERAL

     During 1999, we acquired 11 hotels with 1,218 suites from Promus Hotels, Inc. (or its affiliates), which is now a wholly-owned subsidiary of Hilton Hotels Corporation. All of our hotels are leased to Apple Suites Management, Inc. or its subsidiary (the "Lessee") pursuant to two master hotel lease agreements. Each master hotel lease agreement obligates the Lessee to pay rent equal to the sum of an annual base rent, a quarterly percentage rent and a quarterly sundry rent. The Lessee's ability to make these rent payments to us is dependent primarily upon the operations of the hotels. See Note 5 to our consolidated financial statements for further lease information.

     The hotels are licensed to operate under the Homewood Suites(Reg. TM) by Hilton franchise pursuant to separate license agreements. The Lessee engages Promus Hotels, Inc. to manage and operate the hotels under separate hotel management agreements. We are externally advised and have contracted with Apple Suites Advisors, Inc. (the "Advisor") to manage our day-to-day operations and to make investment decisions. We have contracted with Apple Suites Realty Group, Inc. ("ASRG") to provide brokerage and acquisition services in connection with our hotel acquisitions. The Lessee, the Advisor, and ASRG are all owned by Mr. Glade Knight, our Chairman. See Note 5 to our consolidated financial statements for further information on related-party transactions.


RESULTS OF OPERATIONS APPLE SUITES, INC.

     Revenues: Because we commenced operations effective September 1, 1999, a comparison to the first quarter of 1999 is not possible. During the three months ended March 31, 2000, we had revenues of $3,454,685. All of our lease revenue is derived from the master hotel lease agreements.

     Our other income consists of $32,732 of interest income earned from the investments of cash and cash reserves and $15,275 of interest on the promissory notes payable by the Lessee to us for our funding of franchise fees and hotel supplies.

     Expenses: Our expenses consist of property taxes, insurance, general and administrative expenses, interest on notes payable and depreciation on the hotels. Total expenses, exclusive of interest and depreciation, for the three months ended March 31, 2000 were $946,311 or 27% of total revenue. The interest expense was $1,453,110 for the three months ended March 31, 2000 and represented interest on short-term notes payable to Promus Hotels, Inc. at an interest rate of 8.5%.

     The depreciation expense was $549,201 for the three months ended March 31, 2000. Taxes, insurance, and other was $691,575 for the three months ended March 31, 2000 or 20% of total revenue. The general and administrative expense totaled 7% of total revenues. These expenses represent our administrative expenses. We expect these percentages to decrease as our asset base grows.

APPLE SUITES MANAGEMENT, INC.

     Revenues: As operations commenced effective September 1, 1999, a comparison to the first quarter of 1999 is not possible. Total revenues were $8,103,171. Total revenues consist primarily of suite revenue, which was $7,682,355 for the three months ended March 31, 2000

     For the three months ended March 31, 2000 the average occupancy rate was 78%, the average daily rate was $89, and the revenue per available room was $69.

     Expenses: Total expenses for the three months ended March 31, 2000 were $8,060,470. Rent expense represents $3,406,678 or 42% of total revenue. The Lessee has agreed to pay Promus Hotels, Inc. a fee of 4% of suite revenue for management of the hotels. The Lessee also has agreed to pay Promus Hotels, Inc. a fee of 4% of suite revenue to cover fees for the Homewood Suites(Reg. TM) by Hilton franchise and to participate in its reservation system. Total expenses for these services were $937,354 during the period.


LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 2000, we sold 493,509 of our common shares, at $10 per share, to investors. The total gross sale proceeds were $4,935,083, which netted $4,393,756 to us after the payment of selling commissions and other offering costs. The Lessee's obligations under the master hotel lease agreements are unsecured. The Lessee has limited capital resources, and, accordingly its ability to make rent payments is substantially dependent on the ability of the Lessee to generate sufficient cash flow from operations of the hotels. We have certain rights to cancel a master hotel lease agreement if the Lessee does not perform under the applicable terms. To support the Lessee's obligations, the Lessee has received two funding commitments of $1 million each from Mr. Knight and ASRG, respectively (together "Payor"). The funding commitments are contractual obligations of the Payor to pay funds to the Lessee. Funds paid to the Lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the Lessee or the Lessee's payment obligations under the master hotel lease agreements, do not represent indebtedness, and are not subject to interest. The funding commitments terminate upon the expiration of the master hotel lease agreements, a written agreement between the Payor and the Lessee, or the payment of all commitment amounts by the Payor to the Lessee. As of March 31, 2000, no contributions had been made by the Payor to the Lessee under the funding commitments.

     Notes payable: In conjunction our purchase of the 11 hotels, we made promissory notes payable to the order of Promus Hotels, Inc. in the aggregate amount of $68,569,500. The notes provide for an effective interest rate of 8.5% per annum. Interest payments are due monthly. Principal payments are to be made from net proceeds of our offering of common shares. The holder of the notes has agreed to defer principal payments until the earlier of June 30, 2000 or such time as we purchase two additional hotels. At March 31, 2000, we had not made any principal payments under these promissory notes.

     The   promissory   notes  have  various  maturity  dates.  The  approximate
principal amounts and their due dates are as follows: $34 million due on October 1, 2000, $30.2 million due on November 1, 2000, and $4.4 million due on January 1, 2001. Our goal is to pay these notes with the proceeds from our continuous "best efforts" offering of common shares. Based on the current rate at which equity is being raised by the offering, we may need to seek other measures to repay these loans. We are holding discussions with several lenders to obtain financing for the hotels and are exploring both unsecured and secured financing arrangements.


     Although no firm financing commitments have been received, we believe, based on discussions with lenders and other market indicators, that we can obtain sufficient financing prior to the maturity of the notes. Obtaining refinancing is dependent upon a number of factors, including: (1) continued operation of the hotels at or near current occupancy and room rate levels, as the master hotel lease agreements are based in part on a percentage of hotel suite income; (2) the general level of interest rates, including credit spreads for real estate based lending; and (3) general economic conditions. In general, for each of the notes payable, all of our 11 hotels serve as collateral.

     Cash and cash equivalents: Cash and cash equivalents totaled $3,781,922 at March 31, 2000.

     Capital requirements: We have an ongoing capital commitment to fund our capital improvements. We are required under the master hotel lease agreements to make an amount equal to 5% of suite revenue available monthly to the Lessee for the repair, replacement, or refurbishing of furniture, fixtures, and equipment on a cumulative basis, provided that such amount may be used for capital expenditures made by us with respect to the hotels. We expect that this amount will be adequate to fund the required repair, replacement, and refurbishments and to maintain our hotels in a competitive condition. We capitalized improvements of $280,532 in 2000. At March 31, 2000, a total of $696,869 was held for funding of these improvements.

     We expect to acquire additional hotels during 2000. We plan to have monthly equity closings in 2000, until the offering is fully funded, or until such time as we may opt to discontinue the offering. We anticipate that the equity funds will be invested in additional hotels and will be used to make principal payments on the notes incurred in conjunction with the our current hotels.

     Capital resources are expected to grow with the future sale of our common shares. Approximately 46% of the 2000 common share dividend distribution, or $329,215, was reinvested in additional common shares. In general, our liquidity and capital resources are believed to be more than adequate to meet our cash requirements during 2000, given current and anticipated financing arrangements.


     Seasonality: The hotel industry historically has been seasonal in nature, reflecting higher occupancy rates primarily during the first three quarters of the year. Seasonal variations in occupancy at our hotels may cause quarterly fluctuations in the our lease revenues, particularly during the fourth quarter, to the extent that we receive percentage rent. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in lease revenue, we expect to utilize cash on hand or funds from equity raised through our "best efforts" offering to make distributions.

                              APPLE SUITES, INC.

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                                           MARCH 31, 2000   DECEMBER 31, 1999
                                                                          ---------------- ------------------
ASSETS
Investment in hotel-net of accumulated depreciation of $1,045,410 and
 $496,209, respectively..................................................   $ 93,450,963      $93,719,632
Cash and cash equivalents ...............................................      3,781,922          581,344
Restricted cash .........................................................        696,869        1,023,721
Rent receivable from Apple Suites Management, Inc. ......................      2,641,141        2,123,136
Notes and other receivables from Apple Suites Management, Inc. ..........        694,766          717,019
Capital improvement reserve .............................................        753,927          753,927
Prepaid expenses ........................................................        263,781          270,229
Other assets ............................................................        531,470          300,000
                                                                            ------------      -----------
   Total Assets .........................................................   $102,814,839      $99,489,008
                                                                            ============      ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Notes payable -- secured ................................................   $ 68,569,500      $68,569,500
Interest payable ........................................................             --          466,140
Accounts payable ........................................................        161,258           65,214
Accrued expenses ........................................................        554,977          868,668
Account payable -- affiliate ............................................        531,285          708,751
Distributions payable ...................................................             --          712,735
                                                                            ------------      -----------
   Total Liabilities ....................................................   $ 69,817,020      $71,391,008
                                                                            ============      ===========
SHAREHOLDERS' EQUITY
Common stock, no par value, authorized 200,000,000 shares; issued and
 outstanding 3,922,923 shares and 3,429,414, respectively ...............   $ 32,985,016      $28,591,260
Class B convertible stock, no par value, authorized 240,000 shares;
 issued and outstanding 240,000 shares ..................................         24,000           24,000
Distributions greater than net income ...................................        (11,197)        (517,260)
                                                                            ------------      -----------
 Total Shareholders' Equity .............................................     32,997,819       28,098,000
                                                                            ------------      -----------
 Total Liabilities and Shareholders' Equity .............................   $102,814,839      $99,489,008
                                                                            ============      ===========

See accompanying notes to consolidated financial statements.

                               APPLE SUITES INC.

               CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                                              MARCH 31, 2000
                                                             ---------------
       REVENUES:
        Lease revenue ......................................   $ 3,406,678
        Interest income and other revenue ..................        48,007
       EXPENSES:
        Taxes, insurance and other .........................       691,575
        General and administrative .........................       254,736
        Depreciation of real estate owned ..................       549,201
        Interest ...........................................     1,453,110
                                                               -----------
          Total expenses ...................................     2,948,622
                                                               -----------
       Net income ..........................................   $   506,063
                                                               ===========
       Basic and diluted earnings per common share .........   $      0.14
                                                               ===========


          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

                                                                          CLASS B
                                                                     CONVERTIBLE STOCK
                                                COMMON STOCK       ----------------------
                                         -------------------------                         DISTRIBUTIONS       TOTAL
                                          NUMBER OF                 NUMBER OF               GREATER THAN   SHAREHOLDERS'
                                            SHARES       AMOUNT       SHARES     AMOUNT      NET INCOME       EQUITY
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999              3,429,414   $28,591,260    240,000    $24,000     $ (517,260)    $28,098,000
Net proceeds from the sale of
 common shares .........................    456,873     4,064,541         --         --             --       4,064,541
Net income .............................         --            --         --         --        506,063         506,063
Common stock issued through
 reinvestment of distribution                36,636       329,215         --         --             --         329,215
                                          ---------   -----------    -------    -------     ----------     -----------
Balance at March 31, 2000 ..............  3,922,923   $32,985,016    240,000    $24,000     $  (11,197)    $32,997,819
                                          =========   ===========    =======    =======     ==========     ===========


See accompanying notes to consolidated financial statements.

                              APPLE SUITES, INC.

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)


                                                                                     THREE MONTHS ENDED
                                                                                       MARCH 31, 2000
                                                                                    -------------------
CASH FLOW FROM OPERATING ACTIVITIES:
 Net income .......................................................................     $  506,063
 Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation of real estate owned ................................................        549,201
 Changes in operating assets and liabilities:
 Prepaid expenses .................................................................          6,448
 Rent and notes receivable from Apple Suites Management, Inc. .....................       (509,566)
 Other assets .....................................................................        (31,395)
 Accounts payable .................................................................         96,044
 Accounts payable -- affiliates ...................................................       (177,466)
 Accrued expenses .................................................................       (313,691)
 Interest payable .................................................................       (466,140)
                                                                                        ----------
   Net cash used in operating activities ..........................................       (340,502)

CASH FLOW FROM INVESTING ACTIVITIES:
 Payments received on notes receivable ............................................         13,739
 Capital improvements .............................................................       (280,532)
 Restricted cash for property improvement plan ....................................        326,852
 Earnest deposit money for pending acquisitions ...................................       (200,000)
                                                                                        ----------
   Net cash used in investing activities ..........................................       (139,941)

CASH FLOW FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common shares ......................................      4,394,265
 Cash distributions paid to shareholders ..........................................       (713,244)
                                                                                        ----------
   Net cash provided by financing activities ......................................      3,681,021
   Increase in cash and cash equivalents ..........................................      3,200,578

 Cash and cash equivalents, beginning of period ...................................        581,344
                                                                                        ----------
 Cash and cash equivalents, end of period .........................................     $3,781,922
                                                                                        ==========


See accompanying notes to consolidated financial statements.

                              APPLE SUITES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                MARCH 31, 2000


(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the period ended December 31, 2000. These consolidated financial statements should be read in conjunction with the Company's December 31, 1999 Annual Report on Form 10-K.

     The   Company   commenced   operations   in   September   1999,  therefore,
consolidated statements of operations and cash flows for the three month period ended March 31, 1999 are not presented.

     Apple Suites, Inc., (the "Company") leased to Apple Suites Management, Inc. or its subsidiary (the "Lessee") all of its hotels acquired during 1999.

     The Lessee hired Promus Hotels, Inc. ("Promus"), a wholly owned subsidiary of Hilton Hotels Corporation ("Hilton") to manage the Company's hotels under the terms of a management agreement between Promus and the Lessee.

     Relationship with Lessee -- The Company must rely on the Lessee to generate sufficient cash flow from the operation of the hotels to enable the Lessee to meet its rent obligation to the Company under the master hotel lease agreement ("Percentage Leases"). At March 31, 2000, the Lessee's rent payable to the Company amounted to $2,641,141. The original terms under the Percentage Leases allow monthly base rent to be paid in arrears and quarterly percentage rent to be paid 15 days following the quarter-end.

     The Company did not have any items of comprehensive income requiring separate reporting and disclosure for the periods presented.


(2) INVESTMENT IN HOTELS

     At March 31, 2000, the Company owned 11 hotels. Investment in hotels at March 31, 2000 consist of the following:

        Land ...................................  $ 15,687,640
        Building ...............................    77,336,538
        Furniture and equipment ................     1,472,195
                                                  ------------
                                                  $ 94,496,373
        Less accumulated depreciation ..........    (1,045,410)
                                                  ------------
                                                  $ 93,450,963
                                                  ------------

                              APPLE SUITES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

(3) NOTES PAYABLE

     In conjunction with the purchase of 11 hotels, notes were executed by the Company made payable to the order of Hilton in the amount of $68,569,500. The notes bear a fixed interest rate of 8.5% per annum and are cross-collateralized by the 11 hotels owned by the Company. Interest payments are due monthly. Notes amounting to $64,185,000 mature during the fourth quarter of 2000, and the remaining $4,384,500 note matures in January 2001. Principal payments are to be made to the extent of net equity proceeds from the offering of common shares. Hilton has agreed to defer principal payments until the earlier of June 30, 2000 or such time as two additional hotels have been purchased by the Company. The Company paid $1,453,110 in interest for the period ended March 31, 2000.


(4) SHAREHOLDERS' EQUITY

     The Company is raising equity capital through a "best-efforts" offering of shares by David Lerner Associates, Inc. (the "Managing Dealer"), which will receive selling commissions and a marketing expense allowance based on proceeds of the shares sold. The Company received gross proceeds of $4,568,723 from the sale of 456,873 shares at $10 per share during the three month period ended March 31, 2000. The net proceeds of the offering, after deducting selling commissions and other offering costs were $4,064,541 for the period.

     The Company provides a plan which allows shareholders to reinvest distributions in the purchase of additional shares of the Company ("Additional Share Option"). Of the total proceeds raised from common shares during the period ended March 31, 2000, $366,360 (net $329,215) was provided through the reinvestment of distributions.


(5) COMMITMENTS AND RELATED PARTIES

     The Company receives rental income from the Lessee under the Percentage Leases which expire in 2009, subject to earlier termination by the Company with 30 days notice. The Leases contain two optional five-year extensions. The rent due under the Percentage Leases is the sum of base rent and percentage rent. Percentage rent is calculated by multiplying fixed percentages by the total amounts of suite revenues with reference to specified threshold amounts. Both the base rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments based on increases in the Consumer Price Index ("CPI"). The Company earned rents of $3,406,678 for the three month period ended March 31, 2000.

     Under the Percentage Leases, the Company is obligated to pay the costs of real estate and personal property taxes, property insurance, maintenance of underground utilities and structural elements of the hotels. The Company is committed under certain agreements to fund 5% of suite revenues per month for capital expenditures to include periodic replacement or refurbishment of furniture, fixtures, and equipment. At

                              APPLE SUITES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)
(5) COMMITMENTS AND RELATED PARTIES -- (CONTINUED)

March 31, 2000, $753,927 was held by Promus for these capital improvement reserves. In addition, in accordance with the franchise agreements, $696,869 was held for the property improvement plan with a financial institution and treated as restricted cash.

     The Lessee engages Promus as a third-party manager to operate the hotels leased by it and pays the manager based on a percentage fee of 4% of adjusted gross revenues. During the first two years of the management agreement, a portion of the management fee equal to 1% of adjusted gross revenues is subordinated to the Lessee's receipt of a return equal to 11% of the purchase price of each hotel. The Lessee pays the manager a franchise fee and a marketing fee, equal to 4% of gross revenues, respectively.

     The Company loaned the Lessee $567,900 for franchise fees and $121,800 for hotel supplies for the 11 hotels. The debt agreements are evidenced by promissory notes bearing interest at a rate of 9% per annum. Principal and interest payments are due monthly. The promissory notes have various maturity dates through January 2010.

     The Company has contracted with Apple Suites Realty Group, Inc. ("ASRG") to acquire and dispose of real estate assets for the Company. In accordance with the contract ASRG is to be paid a fee of 2% of the purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. At March 31, 2000, the Company owed ASRG $490,238.

     The Company has contracted with Apple Suites Advisors, Inc. ("ASA") to advise and provide day to day management services to the Company. In accordance with the contract, the Company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the Company in addition to certain reimbursable expenses. For the three months ended March 31, 2000, ASA earned $22,533 under this agreement and $41,046 was payable at March 31, 2000.

     The Lessee, ASRG and ASA are 100% owned by Glade M. Knight, Chairman and President of the Company. ASRG and ASA may purchase in the "best efforts" offering up to 2.5% of the total number of shares of the Company sold in the offering.

                              APPLE SUITES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

(6) EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share in accordance with FAS 128:

                                                                            THREE MONTHS
                                                                               ENDED
                                                                              3/31/00
                                                                           -------------
     Numerator:
      Net Income
      Numerator for basic and diluted earnings ...........................  $   506,063
     Denominator:
      Denominator for basic earnings per share-weighted-average shares ...    3,607,458
     Effect of dilutive securities:
      Stock options ......................................................        2,200
                                                                            -----------
      Denominator for diluted earnings per share-adjusted weighted-average
        shares and assumed conversions ...................................    3,609,658
                                                                            -----------
      Basic and diluted earnings per common share ........................  $      0.14
                                                                            -----------

(7) ACQUISITIONS

     The following unaudited pro forma information for the three months ended March 31, 1999 is presented as if the acquisition of the 11 hotels occurred on January 1, 1999. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions, in fact, had occurred on January 1, 1999, nor does it purport to represent the results of operations for future periods.

                                                        THREE MONTHS
                                                           ENDED
                                                          3/31/99
                                                      ---------------
     Lease revenue ..................................   $ 3,398,637
     Net income .....................................       748,633
     Net income per share-basic and diluted .........   $       .22

     The pro forma information applies the Company's Percentage Lease Agreements to actual suite revenue and expenses of the 11 hotels acquired in 1999 for the respective period in 1999 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company's basis in the hotels; (2) advisory expenses have been adjusted based on the Company's contractual arrangements; (3) interest expense has been adjusted to reflect the acquisition as of the beginning of the periods; and (4) common stock raised during 1999 to purchase these hotels has been adjusted to reflect issuances as of January 1, 1999.


(8) SUBSEQUENT EVENTS

     In April, 2000 the Company distributed to its shareholders approximately $904,918 ($.25 per share) of which approximately $448,641 was reinvested in the purchase of additional shares. On April 18, 2000, the Company closed the sale to investors of 301,514 shares at $10 per share representing net proceeds to the Company of $2,350,227.

                              APPLE SUITES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)
(8) SUBSEQUENT EVENTS -- (CONTINUED)

     On May 8, 2000, the Company acquired a Homewood Suites(Reg. TM) hotel in Malvern, Pennsylvania for $15,489,000. The hotel was purchased through a combination of equity proceeds from the equity offering and a note in the amount of $11,616,750 made payable to the order of Promus. The note has a fixed interest rate of 8.5% per annum. Interest payments are due monthly and the maturity date is May, 2001. This hotel will be leased by the Lessee and managed by Promus in substantially the same manner as the other 11 Homewood Suites(Reg.
TM) hotels owned at March 31, 2000.

                         APPLE SUITES MANAGEMENT, INC.

                    CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                        MARCH 31,      DECEMBER 31,
                                                                           2000            1999
                                                                      -------------   -------------
CURRENT ASSETS
 Cash and cash equivalents ........................................    $2,329,310      $2,395,000
 Accounts receivables, net ........................................     1,514,431         738,361
 Inventories ......................................................       125,970         121,801
 Other assets .....................................................         2,188           8,142
                                                                       ----------      ----------
   Total Current Assets ...........................................     3,971,899       3,263,304

NON-CURRENT ASSETS
Deferred franchise fees ...........................................       555,753         562,851
                                                                       ----------      ----------
   Total Assets ...................................................    $4,527,652      $3,826,155
                                                                       ==========      ==========
LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES
 Account payable ..................................................    $  105,247      $   48,586
 Rent payable to Apple Suites, Inc. ...............................     2,641,141       2,123,136
 Due to third party manager .......................................       482,084         454,147
 Due to Apple Suites, Inc. ........................................        20,552          28,991
 Accrued expenses .................................................       704,153         624,346
 Current portion of note payable to Apple Suites, Inc. ............        58,350          56,939
                                                                       ----------      ----------
   Total Current liabilities ......................................     4,011,527       3,336,145

NON-CURRENT LIABILITIES
Note payable to Apple Suites, Inc. ................................       615,864         631,014
                                                                       ----------      ----------
   Total Liabilities ..............................................     4,627,391       3,967,159

SHAREHOLDERS' DEFICIT
 Common Stock, no par value, 5,000 authorized; 10 shares issued and
   outstanding ....................................................           100             100
 Retained deficit .................................................       (99,839)       (141,104)
                                                                       ----------      ----------
   Total Shareholders' deficit ....................................       (99,739)       (141,004)
                                                                       ----------      ----------
   Total Liabilities and Shareholders' Deficit ....................    $4,527,652      $3,826,155
                                                                       ==========      ==========

See accompanying notes to financial statements.

                         APPLE SUITES MANAGEMENT, INC.

               CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                                  THREE MONTHS
                                                     ENDED
                                                 MARCH 31, 2000
                                                ---------------
REVENUE
 Suite revenue ..............................      $7,682,355
 Other revenue ..............................         420,816
                                                   ----------
   Total revenue ............................       8,103,171
EXPENSES
 Operating expense ..........................       2,295,392
 General and administrative .................         670,943
 Advertising and promotion ..................         662,647
 Utilities ..................................         283,263
 Franchise fees .............................         307,294
 Management fees ............................         322,766
 Rent expense -- Apple Suites, Inc. .........       3,406,678
 Interest expense ...........................          15,275
 Other ......................................          96,212
                                                   ----------
   Total expenses ...........................       8,060,470
 Income before income taxes .................          42,701
 Income tax expense .........................              --
                                                   ----------
   Net income ...............................      $   42,701
                                                   ==========

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                                THREE MONTHS ENDED
                                                                                  MARCH 31, 2000
                                                                               -------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income .................................................................       $   42,701
Adjustments to reconcile net income to net cash used in operating activities
 Amortization of deferred franchise fees ...................................            7,098
Changes in operating assets and liabilities:
 Receivables ...............................................................         (776,070)
 Other assets ..............................................................              349
 Due to Apple Suites, Inc. .................................................           (8,439)
 Rent payable to Apple Suites, Inc. ........................................          518,005
 Accounts payable ..........................................................           56,661
 Due to third party manager ................................................           27,937
 Accrued expenses ..........................................................           79,807
                                                                                   ----------
   Net cash used in operating activities ...................................          (51,951)

CASH FLOW FROM FINANCING ACTIVITIES:
 Repayments of notes payable ...............................................          (13,739)
                                                                                   ----------
   Net cash used in financing activities ...................................          (13,739)
   Decrease in cash and cash equivalents ...................................          (65,690)

 Cash and cash equivalents, beginning of period ............................        2,395,000
                                                                                   ----------
 Cash and cash equivalents, end of period ..................................       $2,329,310
                                                                                   ==========

See accompanying notes to consolidated financial statements.

                         APPLE SUITES MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                                MARCH 31, 2000


(1) GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


ORGANIZATION

     Apple Suites Management, Inc. (the "Lessee") operates in one business segment. Each hotel is leased by the Company to the Lessee under a master hotel lease agreement ("Percentage Lease") having an initial term of ten years, subject to earlier termination at the option of the Company upon 30 days notice. The lease agreement provides for two optional five-year extensions. The Percentage Leases require base rent payments to be made to the Company on a monthly basis and additional quarterly payments to be made based upon percentages of suite and sundry revenue. Promus Hotels, Inc. or an affiliate ("Promus") manages the hotels under a management agreement with the Lessee. Promus Hotels, Inc. is a wholly-owned subsidiary of Hilton Hotel Corporation ("Hilton"). The hotels are located throughout the United States and are licensed with Homewood Suites(Reg. TM) by Hilton.

     The Lessee commenced operations in September 1999, therefore, consolidated statements of operations and cash flows for the three month period ended March 31, 1999 are not presented.


(2) PERCENTAGE LEASES

     The Percentage Leases expire in 2009, subject to earlier termination by the Company upon 30 days notice. The Percentage Leases provide for two optional five-year extensions. The rent due for each hotel is the sum of a base rent and a percentage rent. Percentage rent is calculated on a quarterly basis by multiplying fixed percentages by the total amounts of year-to-date suite revenues with reference to specified threshold amounts known as breakpoints. Both the base rent and the breakpoints used in computing percentage rents are subject to annual adjustments based on increases in the Consumer Price Index ("CPI").

     The Lessee has entered into license agreements with Promus to operate the hotels as Homewood Suites(Reg. TM) by Hilton properties. These agreements have terms of 20 years and expire in 2019. These agreements require the Lessee to, among other things, pay monthly franchise fees equal to 4% of suite revenue. License and franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by Promus to maintain uniformity in the system for Homewood Suites(Reg. TM) by Hilton. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage, and protection of marks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Company. In addition, the agreements provide that Promus will manage the daily operations of the hotels and provide advertising and promotion to include access to the reservation

                         APPLE SUITES MANAGEMENT, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)
(2) PERCENTAGE LEASES -- (CONTINUED)

system for Homewood Suites(Reg. TM) by Hilton. The Lessee pays Promus 4% of monthly suite revenue for each of these functions, respectively. Total expenses incurred by the Lessee for franchise fees, advertising and promotion fees, and management fees for the three months ended March 31, 2000 totaled $937,354.


(3) SHAREHOLDER'S EQUITY

     The Lessee requires or may require funds to capitalize its business to satisfy its obligations under Percentage Leases with the Company. To meet these objectives, the Lessee has two funding commitment agreements of $1 million each from Mr. Knight and Apple Suites Realty Group, Inc., ("ASRG"), respectively, (together "Payor"). ASRG is owned by Mr. Knight. The funding commitments are contractual obligations of the Payor to provide funds to the Lessee. Funds paid to the Lessee under the commitments are to be used to satisfy any capitalization or net worth requirements applicable to the Lessee or the Lessee's payment obligations under the lease agreements and does not represent any indebtedness. The funding commitments terminate upon the expiration of the Percentage Leases, written agreement between the Payor and the Lessee, or payment of all commitments amounts by the Payor to the Lessee. As of March 31, 2000, no contributions have been made by the Payor to the Lessee.


(4) SUBSEQUENT EVENTS

     Effective May 8, 2000, the Company acquired a hotel property in Malvern, Pennsylvania. This hotel will be leased by the Lessee and managed by Promus in substantially the same manner as the other 11 Homewood Suites(Reg. TM) hotels.